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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

AMERICAN BANK NOTE HOLOGRAPHICS, INC.
(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)
024490104
(CUSIP Number)
MICHAEL J. HARKINS
366 Madison Avenue, 14th Floor
New York, NY 10017
(212) 888-3030
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	024490104	Page	2	of	2

1	NAMES OF REPORTING PERSONS: Michael J. Harkins

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,960,138 (20.9%)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,735,356 (9.2%)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,960,138

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $.01 per share (the “Common Stock”), of American Bank Note Holographics, Inc., a Delaware corporation (the “Company”), which has its principal executive offices at 2 Applegate Drive, Robbinsville, New Jersey 08691.
Item 2. Identity and Background
     This Statement is being filed by Michael J. Harkins, a natural person, with a business address at 366 Madison Avenue, 14th Floor, New York, New York 10017.
     Mr. Harkins is president of and a person controlling Levy, Harkins & Co., Inc., a Delaware corporation (“Levy Harkins”), and a general partner of The Gracy Fund, L.P., a Delaware limited partnership (“The Gracy Fund”). Mr. Harkins is a citizen of the United States of America.
     During the last five years, Mr. Harkins has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Mr. Harkins beneficially owns the 3,960,128 shares of Common Stock reported herein because he is President of Levy Harkins and a general partner of The Gracy Fund. Levy Harkins and The Gracy Fund are parties to that certain Voting Agreement (“Voting Agreement”) dated March 28, 2007, by and among Levy Harkins, The Gracy Fund, William M. Hitchcock, Randall C. Bassett, David H. Hancock, the SEP IRA F/B/O Norman H. Pessin (the “Pessin IRA”), Sandra F. Pessin, Edwin A. Levy and James Lebenthal (together, the “Voting Agreement Members”). The Voting Agreement Members beneficially own 3,960,128 shares of Common Stock.
     The funds used by Levy Harkins and The Gracy Fund to acquire shares of the Common Stock may at any given time include, or have included, funds borrowed on margin in the ordinary course of business and on customary terms and conditions.
Item 4. Purpose of Transaction
     The shares of Common Stock reported in this Statement as beneficially owned by Mr. Harkins were initially acquired by the Voting Agreement Members for investment purposes.
     The Voting Agreement Members have recently concluded that they are interested in determining the direction of the Company and would generally favor a change in the composition of the Board of Directors of the Company. The Voting Agreement Members believe new directors of the Company should be elected who intend to seek to maximize stockholder value, including a consideration of the sale of the Company.

     In that regard, certain of the Voting Agreement Members have recommended certain individuals as candidates for election as directors to the Board of Directors of the Company at the next annual meeting of its stockholders. If the Company declines to nominate such individuals, the Voting Agreement Members intend to nominate such individuals in accordance with the procedures set forth in the Amended and Restated By-Laws of the Company and may solicit the Company’s stockholders to vote in favor of the election of such nominees.
     Other than as described in this Item 4, or otherwise in this Statement, Mr. Harkins currently has no plan or proposal which relates to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Form Schedule 13D. Mr. Harkins reserves the right, in light of his ongoing evaluation of the Company’s financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, his business objectives and other relevant factors, to change his plans and intentions at any time, as Mr. Harkins deems appropriate. In particular, and without limiting the generality of the foregoing, Mr. Harkins reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to purchase additional shares of Common Stock or other securities of the Company or sell or transfer shares of Common Stock or other securities beneficially owned by Levy Harkins from time to time in public or private transactions.
Item 5. Interest in Securities of the Issuer
     As of the close of business on March 28, 2007, Mr. Harkins may be deemed to share voting power as to 3,960,128 shares representing 20.9% of the Common Stock by nature of his position as President of Levy Harkins and a general partner of The Gracy Fund. Mr. Harkins shares dispositive power of 1,440,856 shares representing 7.6% of the Common Stock with Levy Harkins, Mr. Levy and Mr. Lebenthal and shares dispositive power as to 294,500 shares representing 1.6% of the Common Stock with The Gracy Fund, Mr. Levy and Mr. Lebenthal.
     Levy Harkins effected a cross trade of 2,500 shares between accounts managed by it on March 27, 2007, at a price of $3.18 per share.
     Mr. Harkins has not effected any transactions in the Common Stock in the past sixty days except as otherwise described in this Item 5.
     No other person is known by Mr. Harkins to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Statement, except that (i) the dividends and proceeds from the sale of shares of Common Stock reported by Levy Harkins may be distributed to the applicable owners of the managed accounts managed by Levy Harkins, and (ii) the dividends or proceeds from the sale of shares of Common Stock owned by the The Gracy Fund may be distributed to the applicable limited partners of The Gracy Fund in accordance to their respective limited partnership interests and (iii) the dividends or proceeds from the sale of 16,500 shares, for which Mr. Hitchcock has been granted a power of attorney to vote and dispose of such shares, may be distributed to the grantor of that power of attorney.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer
     The Voting Agreement Members executed the Voting Agreement on March 28, 2007. Under the terms of this Voting Agreement, the Voting Agreement Members have agreed to vote all shares as to which they have the right or power to vote for the election of certain candidates as directors and otherwise as the Voting Agreement Members, as a group, shall deem appropriate in the furtherance of the purpose described in Item 4 of this Statement. The Voting Agreement Members have granted an irrevocable proxy to secure their obligations under the Voting Agreement. The Voting Agreement prohibits transfers of shares to affiliates or other related persons but does not otherwise limit the transfer of any shares beneficially owned by the Voting Agreement Members.
     Except as described in this Item 6, or otherwise in this Statement, there are no contracts, arrangements, understandings or relationships among the Voting Agreement Members or between Mr. Harkins, acting individually or acting for and on behalf of Levy Harkins or The Gracy Fund, and any other persons with respect to any securities of the Company.
Item 7. Material to Be Filed as Exhibits

Exhibit 1	Voting Agreement dated March 28, 2007, by and among the Voting Agreement Members

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 9, 2007

/s/ MICHAEL J. HARKINS Michael J. Harkins